UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 0-27429

A.    Full title of the plan and address, if different from that of the issuer named below:

EXPEDIA, INC. 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXPEDIA, INC.
13810 SE EASTGATE WAY, SUITE 400
BELLEVUE, WASHINGTON
98005

EXPEDIA, INC. 401(k) PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2000:

Statement of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

Supplemental schedule of assets held for investment purposes	8

INDEPENDENT AUDITORS’ REPORT

Employee Benefit Plans Committee of
Expedia, Inc. and members of the
Expedia, Inc. 401(k) Plan
Bellevue, Washington

We have audited the accompanying statement of net assets available for benefits for the Expedia, Inc. 401(k) Plan (the Plan) as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    Deloitte & Touche LLP

May 18, 2001

EXPEDIA, INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000

ASSETS:
Investments, at fair value:
Cash and cash equivalents	$ 63,943
Registered investment companies	6,547,517
Employer securities	3,041,430
Participant loans	27,977
Interest and dividends receivable	21,473

NET ASSETS AVAILABLE FOR BENEFITS	$9,702,340

EXPEDIA, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000

ADDITIONS:
Contributions:
Employee	$ 1,931,989
Employer	501,621
Interest and dividend income	503,353

2,936,963

DEDUCTIONS:
Benefit distributions	463,950
Net depreciation in fair value of investments	4,639,697

5,103,647

ASSETS TRANSFERRED FROM OTHER PLAN (Note 4)	11,869,024

NET ADDITIONS	9,702,340

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	—

End of year	$ 9,702,340

EXPEDIA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

NOTE 1:    DESCRIPTION OF THE PLAN

General:    The Expedia, Inc. 401(k) Plan (the Plan) was established January 1, 2000, and is a qualified defined contribution plan covering substantially all U.S. employees of Expedia, Inc. (the Company). Employees 18 years of age or older are eligible to participate in the Plan immediately. The designated Plan Trustee is Fidelity Investments Institutional Operations Company, Inc.

Under provisions of the Plan, participants may contribute up to 15% of their pre-tax compensation subject to the maximum annual amounts allowable by the Internal Revenue Service. The Company will make a matching contribution of 50% of the employee’s first 6% of compensation each pay period.

Additionally, under provisions of the Plan, participants may make whole percentage after-tax contributions of up to 7% of their compensation subject to the maximum annual amounts allowable by the Internal Revenue Service.

Participants’ contributions and all earnings thereon are 100% vested at all times. Employer matching contributions for the first two years of qualified service vest 100% after two years of qualified service, and are 100% vested at all times thereafter.

Benefit distributions:    Participants reaching age 59 1 /2 may elect to withdraw some or all of their account while still employed, and those reaching age 65 become automatically 100% vested in their account. Participants’ pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Participants who have made after-tax contributions may elect to withdraw some or all of their account with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their account balance, subject to income tax and early withdrawal penalties.

Participant loans:    Plan participants may obtain loans against their account balances, repayable over periods generally not to exceed five years, provided that certain conditions are met and that approval is obtained from a Plan trustee. If loans are for the purchase of a primary residence, repayment periods can extend up to 15 years. Interest rates on loans established during the year are set by the Plan Administrator and are based on the prevailing interest rates charged by persons in the business of lending money under similar conditions. Interest rates on loans established during the 2000 Plan year averaged 10.5%.

Plan termination:    In the event of termination of the Plan, Plan assets will be distributed to the participants. On any full or partial termination, all amounts credited to the affected participants shall become fully vested.

Tax status:    The Plan is in the process of applying for an Internal Revenue Service (IRS) determination letter, and no IRS tax determination has been made as of December 31, 2000; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, the Plan is qualified and the related trust was tax-exempt as of December 31, 2000, and no provision for income taxes is required.

Investment options:    Upon enrollment in the Plan, a participant may direct contributions in any of the 14 investment options. The following investment descriptions were provided by the Plan and have not been subjected to audit procedures:

Fidelity Contrafund: Primarily invests in common stock of domestic and foreign issuers. Seeks to increase the value of investments over the long term through capital appreciation.

Fidelity Growth Company Fund: Primarily invests in common stocks of domestic and foreign issuers. Seeks to increase the value of investments over the long term through capital appreciation.

Fidelity Low-Priced Stock Fund:    Normally invests at least 65% of assets in low-priced common stocks (those priced at or below $35 per share), which can lead to investments in small- and medium-sized companies. Seeks to provide capital appreciation.

Fidelity Magellan Fund:    Primarily invests in common stocks and securities convertible into common stock, but may also invest in other types of securities in seeking its objective. Seeks to increase the value of investments over the long term through capital appreciation.

Warburg Pincus Emerging Growth Fund:    Primarily invests in common stocks of rapidly growing small- and medium-sized companies (emerging growth companies), which generally will benefit from new products or services, technology, or changes in management. Stocks are spread across many industries. Seeks to increase the value of investments over the long term through capital appreciation.

Fidelity Overseas Fund: Normally invests at least 65% of assets in foreign securities, primarily common stocks. Seeks to increase the value of investments over the long term through capital growth.

Janus Worldwide Fund:    Primarily invests in common stocks of foreign and domestic companies. Has the flexibility to invest on a worldwide basis in companies and organizations of any size. Seeks to increase the value of investments over the long term through capital growth.

Expedia Stock Fund: Invests in the stock of Expedia, Inc. Seeks to increase the value of investments over the long term by investing in a single common stock.

Fidelity Retirement Money Market Portfolio:    Primarily invests in high quality, short-term, U.S. dollar-denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations, and certificates of deposit. Seeks to preserve investments, maintain a stable price, and provide current income.

Fidelity Intermediate Bond Fund:    Primarily invests in U.S. dollar-denominated investment grade bonds (those of medium and high quality). Is managed to have similar overall interest rate risk to the Lehman Brothers Intermediate Government/Corporate Bond Index. Seeks to provide high current income.

PIMCO Total Return Fund: Invests in all types of bonds, including U.S. government, corporate, mortgage, and foreign. Seeks to provide high total return that exceeds general bond market indices.

Fidelity Puritan Fund:    Invests approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Seeks to provide income and capital growth consistent with reasonable risk.

Fidelity Fund: Invests primarily in common stocks. Seeks to provide long-term capital growth.

Spartan U.S. Equity Index Fund:    Invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States. Seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of stocks publicly traded in the United States.

Participants’ contributions to the Microsoft Stock Fund, which invests in the stock of Microsoft Corporation, have been frozen since plan inception [Note 4].

NOTE 2:    SIGNIFICANT ACCOUNTING POLICIES

Method of accounting: The accounts of the Plan are maintained on the accrual basis of accounting.

Use of estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Administrative expenses: Substantially all costs of administering the Plan, including professional and other expenses, are paid by the Company.

Accounting principles:    The Plan administrator has elected to adopt Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters; as a result, certain investment by-fund disclosures have been omitted from these financial statements.

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan has adopted SFAS No. 133 effective January 1, 2001. In management’s opinion, the adoption of SFAS No. 133 did not have a significant impact on the financial position or results of operations of the Plan.

Investment valuation and income recognition:    All investments of the Plan, excluding participant loans, are stated at fair value as supplied by the Plan trustee. Participant loans are stated at face value, which approximates fair value. The net appreciation of investments represents the net change in aggregate fair values of investments from the beginning of the Plan year and realized gains and losses on sales of investments during the year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

NOTE 3:    INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets at December 31, 2000:

Janus Worldwide Fund	$ 844,384
Microsoft Stock Fund	2,808,649
Fidelity Magellan Fund	844,349
Fidelity Growth Company Fund	1,898,937
Spartan U.S. Equity Index Fund	1,227,196

NOTE 4:    ASSETS TRANSFERRED FROM OTHER PLAN

Effective January 13, 2000, assets of the Microsoft Corporation Savings Plus 401(k) Plan (the Microsoft Plan) were transferred to the Plan for those participants in the Microsoft Plan who had become employees of the Company. Fidelity Investments Institutional Operations Company, Inc. is named as trustee for both plans, and as such, there was no transfer of assets between trustees. The market value of assets transferred from the Microsoft Plan to the Plan related to these participants totalled $11,869,024.

NOTE 5:    SUBSEQUENT EVENT

Beginning January 1, 2001, employees must be 21 years of age or older and have completed three months of service to become eligible for the Plan.

EXPEDIA, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

Description	Fair value
PIMCO Total Return Fund	$ 56,288
Warburg Pincus Emerging Growth Fund	398,155
Janus Worldwide Fund	844,384
Microsoft Stock Fund	2,808,649
Expedia Stock Fund	232,781
Fidelity Fund	64,586
Fidelity Puritan Fund	55,795
Fidelity Magellan Fund	844,349
Fidelity Contrafund	193,103
Fidelity Growth Company Fund	1,898,937
Fidelity Intermediate Bond Fund	438,377
Fidelity Overseas Fund	212,375
Fidelity Low-Priced Stock Fund	335,445
Fidelity Retirement Money Market Portfolio	63,943
Spartan U.S. Equity Index Fund	1,227,196
Participant loans	27,977

$9,702,340

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Expedia, Inc. as the named Administrator under the Expedia, Inc. 401(k) Plan, has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

Dated: July 13, 2001	EXPEDIA, INC. 401(k) PLAN BY: EXPEDIA, INC. Administrator /s/ Kathy Dellplain By: Kathy Dellplain Senior Vice President, Human Resources

INDEX TO EXHIBITS

Exhibit Number	Description
23	Independent Auditors’ Consent